Exhibit 99.1

BioNTech and Ryvu Therapeutics Enter into Global Collaboration to Develop and Commercialize Immuno-Modulatory Small Molecule Candidates

•The companies enter a multi-target research collaboration to develop multiple small molecule programs targeting immune modulation in cancer and potentially other disease areas based on targets selected by BioNTech
•In addition to these programs, BioNTech will receive a global, exclusive license to develop and commercialize Ryvu’s STING agonist portfolio as standalone small molecules
•Ryvu will receive €40 million from BioNTech, comprised of a €20 million upfront payment and an equity investment of €20 million, as well as research funding. Additionally, Ryvu is eligible to receive R&D and commercial milestone payments in addition to low single-digit royalties

NEW YORK, USA and KRAKOW, Poland – November 30, 2022 — BioNTech SE (Nasdaq: BNTX, “BioNTech”) and Ryvu Therapeutics S.A. (Warsaw Stock Exchange: RVU, “Ryvu”), a clinical-stage company developing oncology therapeutics today announced that the companies have entered into a multi-target research collaboration for several small molecule immunotherapy programs as well as an exclusive license agreement for Ryvu’s STING agonist portfolio as standalone small molecules.

The global collaboration will consist of two parts: BioNTech will receive a global, exclusive license to develop and commercialize Ryvu’s STING agonist portfolio as standalone small molecules, including as monotherapy and in therapeutic combinations. In addition, BioNTech and Ryvu will jointly undertake drug discovery and research projects to develop multiple small molecule programs directed at exclusive targets selected by BioNTech, primarily focused on immune modulation within oncology, with potential applications in other disease areas. BioNTech has the option to license global development and commercialization rights to these programs at the development candidate stage.

“Small molecules targeting novel immune signaling pathways have a great potential to increase the efficacy of cancer immunotherapies,” said Prof. Ugur Sahin, M.D., Chief Executive Officer and Co-Founder of BioNTech. “The collaboration with Ryvu provides us with the opportunity to complement our immunotherapy pipeline with a portfolio of potent immunomodulatory molecules.”

“Ryvu is excited to bring its expertise in immuno-oncology to work with a global leader in the development of immunomodulatory targeted therapies,” said Paweł Przewięźlikowski, Chief Executive Officer, Ryvu. “BioNTech’s expertise in immunomodulatory mechanisms is a great match for Ryvu’s platform, and we fully expect to develop differentiated, therapeutically effective and safe molecules with our combined expertise.”

Under the terms of the agreement, BioNTech will pay Ryvu an upfront fee of €20 million in exchange for certain rights to Ryvu’s STING agonist portfolio as standalone small molecules and for certain rights and options to license multiple small molecule programs as part of a multi-target research collaboration. In addition, BioNTech has committed to make an equity investment of €20 million.

BioNTech will fund all discovery, research and development activities, including Ryvu’s discovery and research activities under the multi-target research collaboration. Ryvu will be eligible to receive success-based development, regulatory and commercialization milestone payments, as well as low single-digit royalties on the annual net sales of any products that are successfully commercialized under the collaboration.

About STING Agonists
The STING pathway plays a critical role during infections and autoimmune disease, but also is one of the key innate immunity pathways responsible for antitumor immunity, as it’s activated by tumor derived DNA. Therefore, therapeutic targeting of STING is a potential new target for cancer therapies as it leads to potent activation of innate and adaptive immune response. In preclinical studies, as presented at SITC 2021 and AACR 2021, Ryvu’s STING agonists activated all STING haplotypes and led to high activation of proinflammatory cytokine production and long-lasting immune responses after systemic administration in vivo.

About BioNTech
Biopharmaceutical New Technologies is a next generation immunotherapy company pioneering novel therapies for cancer and other serious diseases. The Company exploits a wide array of computational discovery and therapeutic drug platforms for the rapid development of novel biopharmaceuticals. Its broad portfolio of oncology product candidates includes individualized and off-the-shelf mRNA-based therapies, innovative chimeric antigen receptor T cells, bispecific immune checkpoint modulators, targeted cancer antibodies and small molecules. Based on its deep expertise in mRNA vaccine development and in-house manufacturing capabilities, BioNTech and its collaborators are developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline. BioNTech has established a broad set of relationships with multiple global pharmaceutical collaborators, including Genmab, Sanofi, Genentech, a member of the Roche Group, Regeneron, Genevant, Fosun Pharma, and Pfizer. For more information, please visit www.BioNTech.com.

BioNTech Forward-Looking Statements
This press release contains “forward-looking statements” of BioNTech within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, but may not be limited to, statements concerning: BioNTech’s collaboration with Ryvu Therapeutics; the ability of Ryvu Therapeutics’ STING agonist portfolio to develop multi-specific immunotherapies, including small molecules; and the ability of BioNTech to further develop and commercialize these immunotherapies, if successfully developed. Any forward-looking statements in this press release are based on BioNTech’s current expectations and beliefs of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements.

For a discussion of these and other risks and uncertainties, see BioNTech’s Quarterly Report as Form 6-K for the quarter ended September 30, 2022, filed with the SEC on November 7, 2022, which is available on the SEC’s website at www.sec.gov. All information in this press release is as of the date of the release, and BioNTech undertakes no duty to update this information unless required by law.

About Ryvu Therapeutics
Ryvu Therapeutics S.A. is a clinical-stage drug discovery and development company focused on novel small-molecule therapies that address emerging targets in oncology. Internally discovered pipeline candidates make use of diverse therapeutic mechanisms driven by emerging knowledge of cancer biology, including small molecules directed at kinase, synthetic lethality, and immuno-oncology targets. Ryvu’s most advanced programs are RVU120 - a selective CDK8/CDK19 kinase inhibitor with potential for the treatment of hematological malignancies and solid tumors currently in Phase I clinical development for the treatment of acute myeloid leukemia and myelodysplastic syndrome, and Phase I/II for the treatment of r/r metastatic or advanced solid tumors, and SEL24 (MEN1703) - dual PIM/FLT3 kinase inhibitor licensed to the Menarini Group, currently in Phase II clinical studies in acute myeloid leukemia. The company was founded in 2007 and is headquartered in Krakow, Poland. Ryvu is listed on the Warsaw Stock Exchange and is a component of the sWIG80 index. For more information, please visit www.ryvu.com, follow @RyvuTx on Twitter, or like RyvuTx on Facebook.

Ryvu Therapeutics Forward-Looking Statements
This release is for information purposes only. This release is in no way intended to promote, directly or indirectly, the offer, subscription or acquisition of any securities, in particular shares in the Company, and does not constitute advertising or promotional material prepared or published for the purpose of promoting any securities, their subscription or offer, or for the purpose of inducing investors, directly or indirectly, to purchase or subscribe for any securities.

This release may not be used or relied upon as, and does not constitute or form part of, an offer or invitation to sell, purchase, subscribe for, exchange or transfer any securities or an invitation to subscribe for any securities in Poland or any other jurisdiction or an advertisement of any securities in Poland or any other jurisdiction. This release does not constitute and should not be construed as an invitation or an advertisement to enter into any agreement or accept any obligation whatsoever.

This release does not constitute a public offer within the meaning of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market and repealing Directive 2003/71/EC or any other offer or invitation to acquire any securities of the Company or the solicitation of an offer to purchase or subscribe for securities of the Company. This release does not constitute information about the Company’s securities and the terms and conditions of their acquisition nor does it provide sufficient grounds for a decision to acquire securities of the Company.

This release is not directed to, or intended for distribution to or use by, any person or entity who is a citizen or resident of, or located in, any location, state, country or other jurisdiction in which such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or license within such jurisdiction.

The information and opinions expressed or contained in this release (including forward-looking statements) are current as of the date of this release (unless otherwise stated) and are subject to update, revision, verification and amendment without notice to the public. Information and opinions are subject to material change. Neither the Company nor any person acting on its behalf, in particular the members of the Management Board of the Company, the Company’s advisers or any other person is under any obligation to revise, update or keep up to date the information contained in this announcement or to publicly announce or communicate the outcome of any changes to the information and opinions contained in this release, except as would be required by applicable law. This release has been prepared on the express understanding that it does not contain all the information that may be required to evaluate the Company, its business or any of its securities. No part of this release, nor the fact of its distribution, should form the basis of, or be relied upon in connection with any contract, commitment or investment decision relating thereto, nor does it constitute a recommendation in respect of any securities of the Company.
The information and opinions contained in this release may constitute and include forward-looking statements that reflect the current views of the Company’s Management Board regarding the Company’s future events, strategies and financial and operating performance. Forward-looking statements include statements regarding plans, objectives, strategies, future events or results and underlying assumptions and other statements that are not statements of historical fact. The words “anticipate”, “believe”, “evaluate”, “expect”, “forecast”, “intend”, “may”, “project”, “should”, “will” and similar expressions identify forward-looking statements.

Other expressions of this type can be identified by the context in which they are used. Forward-looking statements involve various assumptions, known and unknown exposures, risks, estimates and other factors beyond the Company’s control that may cause actual results to differ materially from those expressed or implied by the forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events may differ materially from those anticipated in such statements. No statement contained in this release is, and should not be construed as, a profit forecast. In addition, even if the Company’s results and performance are consistent with forward-looking statements, they may not be adequately predictive of future results or developments. Among the factors that may cause differences is that the Company’s expectations for the programs under development may not be correct due to the inherent uncertainties associated with clinical trials and project development activities, and requirements for regulatory approvals, the Company’s reliance on third party collaborations, and the estimation of the commercial potential of the development programs.

Neither the Company nor any person acting on its behalf, in particular the Management Board, the Company’s advisers or any other person accepts any responsibility for any loss whatsoever arising from any information or opinion given or contained in this release, nor do they accept any liability or make any representation or warranty, express or implied as to the truth, completeness, accuracy or completeness of the information contained in this release (or as to whether any information has been omitted from this release) or any other information relating to the Company, in whatever form, communicated or made available, or for any loss arising from any use of this release or its contents or otherwise arising in connection therewith.

CONTACTS

BioNTech:
Media Relations
Jasmina Alatovic
+49 (0)6131 9084 1513
Media@biontech.de

Investor Relations
Sylke Maas, Ph.D.
+49 (0)6131 9084 1074
Investors@biontech.de

Ryvu Therapeutics:

Investors Contact:
John Fraunces LifeSci Advisors
+1 917-355-2395
jfraunces@lifesciadvisors.com

Media Contact:
Natalia Baranowska
Ryvu Therapeutics
+48 784 069 418
natalia.baranowska@ryvu.com
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